

January 28, 2010

Mr. Glenn A. Kleinert
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

      Re: **McMoRan Exploration Co.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 0-07791

Dear Mr. Kleinert:

      We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

                         Sincerely,

                         H. Roger Schwall
                         Assistant Director